SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
^ (ALSO ADMITTED IN CALIFORNIA)
♦(ALSO ADMITTED IN ENGLAND & WALES)		BEIJING BRUSSELS
*(ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

December 13, 2017

VIA EDGAR

Ms. Erin E. Martin, Special Counsel

Mr. David Lin, Staff Attorney

Mr. H. Stephen Kim, Assistant Chief Accountant

Mr. Robert Klein, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	LexinFintech Holdings Ltd.
Amendment No. 3 to Registration Statement on Form F-1
File No. 333-221509

Dear Ms. Martin, Mr. Lin, Mr. Kim and Mr. Klein:

On behalf of our client, LexinFintech Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s amendment no. 3 to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission.

The Company respectfully advises the Staff that it will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request effectiveness of the Registration Statement on December 20, 2017 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

*               *               *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.
Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Matthew D. Bersani, Esq., Shearman & Sterling LLP